March 10, 2006

T. Rowe Price International Funds, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

Ladies and Gentlemen:

I am the counsel to T. Rowe Price Associates, Inc. As such, I am familiar with the proposed transaction between: 1) the T. Rowe Price International Growth & Income Fund (the "Acquiring Fund"), and the Preferred International Value Fund (the "Acquired Fund"), and 2) the T. Rowe Price International Stock Fund (the "Acquiring Fund"), and the Preferred International Growth Fund (the "Acquired Fund"). The Acquired Funds are separate series of the T. Rowe Price International Funds, Inc., a Maryland corporation. This opinion is furnished in connection with the Acquiring Funds` Registration Statement on Form N-14 under the Securities Act of 1933, as amended (File No.: 002-65539) (the "Registration Statement"), relating to shares of Common Stock, par value $0.01 per share, of the Acquiring Funds (the "Corresponding Shares"), to be issued in connection with the Reorganization.

I am of the opinion that, subsequent to the approval of the Reorganization in the manner set forth in the definitive proxy statement and prospectus constituting a part of the Registration Statement (the "Proxy Statement and Prospectus"), the Corresponding Shares, upon issuance in the manner referred to in the Registration Statement, for consideration not less than the par value thereof, will be legally issued, fully paid and non-assessable shares of the Acquiring Fund.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of my name in the Proxy Statement and Prospectus constituting a part thereof.

Very truly yours,

/s/Henry H. Hopkins
Henry H. Hopkins